UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EMBARCADERO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)
290787100

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant
 to which this Schedule is filed:
[  ]
Rule 13d-1(b)
[  ]
Rule 13d-1(c)
[x]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).

Nigel C. Myers


2.
Check the Appropriate Box if a Member of a Group
(See Instructions):


(a)
? Not Applicable


(b)
?


3.
SEC Use Only


4.
Citizenship or Place of Organization
Joint USA and Trinidad & Tobago

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power:
1,795,685



6.
Shared Voting Power: 0



7.
Sole Dispositive Power:
1,795,685



8.
Shared Dispositive Power: 0


9.
Aggregate Amount Beneficially Owned by Each Reporting Person:
1,795,685


10.
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)  X?X
The figure reported on line 9 does not included 74,545 shares beneficially owned by the
Beneficiaries of The Myers "Limers" Trust. It does include 1,500,000 shares legally and beneficially owned by the Nigel Myers 2003 Irrevocable
Trust in which Nigel C. Myers has a
prospective reversionary interest.


11.
Percent of Class Represented by Amount in Row (9)
6.75%


12.
Type of Reporting Person (See Instructions)
IN


Item 1.

(a)
Name of Issuer:
Embarcadero Technologies, Inc.

(b)
Address of Issuer's Principal Executive Offices:
425 Market Street, Suite 425
San Francisco, CA  94105


Item 2.

(a)
Name of Person Filing:
Nigel C. Myers

(b)
Address of Principal Business Office or, if none, Residence:
c/o Blaine Greenberg, Esq.
3400 Red Rose Drive
Encino, CA  91436

(c)
Citizenship:  USA

(d)
Title of Class of Securities:
Common Stock, $0.001 par value

(e)
CUSIP Number:
290787100

Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This statement is not filed pursuant to Rules 13d-1(b) or 13d-2. Therefore, this item is not applicable.

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:  1,795,685 shares

(b)
Percent of class:  6.75%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote:
1,795,685 shares


(ii)
Shared power to vote or to direct the vote:  0 shares


(iii)
Sole power to dispose or to direct the disposition of:
 1,795,685 shares


(iv)
Shared power to dispose or to direct the disposition of: 0 shares

Item 5.
Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person.
Beneficiaries of The Myers "Limers" Trust have the right to receive the proceeds from the sale of 74,545 shares held by such trust, in accordance with the trust documents.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being
Reported on By the Parent Holding Company
	Not applicable

Item 8.
Identification and Classification of Members of the Group
	Not applicable

Item 9.
Notice of Dissolution of Group
	Not applicable

Item
10.
Certification

Not
applicable









SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




__February 12, 2004__________
Date
__                 / s /  NIGEL C. MYERS________
Signature
Nigel C. Myers
Name/Title











CUSIP No. 218725109		Page 6 of 6